EXHIBIT 99.1

March 25, 2025

Sandstorm Gold Royalties
Renews Normal Course Issuer Bid and Automatic Share Purchase Plan

Vancouver, BC | Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to announce the early renewal of the Company’s normal course issuer bid (“NCIB”) and its automatic share purchase plan (“ASPP”).

Normal Course Issuer Bid

Sandstorm is renewing its NCIB following the voluntary and early termination of the previous NCIB on March 24, 2025. The previous NCIB provided Sandstorm with the option to purchase up to 20.0 million of the Company’s common shares (“Common Shares”) from time to time when Sandstorm’s management believed that the Common Shares were undervalued by the market. Under the new NCIB, Sandstorm may purchase up to 20.0 million of its Common Shares, representing approximately 7% of the Company’s issued and outstanding Common Shares. As of March 13, 2025, the Company had 296,161,707 Common Shares issued and outstanding, 292,453,918 of which made up the “Public Float” (within the meaning of the rules of the Toronto Stock Exchange (the “TSX”)) and the 20.0 million Common Shares purchasable under the NCIB represents approximately 7% of the Company’s Public Float. Under TSX rules, the Company’s “Annual Limit” (within the meaning of the rules of the TSX) is 24,414,472 Common Shares, being the difference between 10% of the “Public Float” and the number of Common Shares purchased under the Company’s previous NCIB. The new NCIB also provides Sandstorm with the option to purchase its Common Shares from time to time when Sandstorm’s management believes that the Common Shares are undervalued by the market. The TSX has accepted the Company’s notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the new NCIB may commence on March 27, 2025, and will terminate on the earlier of March 26, 2026, the date that Sandstorm completes its purchases pursuant to the new NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the new NCIB. Notwithstanding the above, during the period from March 27, 2025 to May 6, 2025, being the original date of termination of the Company’s previous NCIB, the Company will not purchase more than 16,756,329 Common Shares, being the difference between the maximum number of Common Shares that the Company was permitted to acquire under the Company’s previous NCIB and the number of Common Shares purchased under the Company’s previous NCIB.

All purchases under the new NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading systems and through the facilities of the NYSE or alternative trading systems in the United States of America. Purchases will be made at the market price of the Common Shares at the time of acquisition and may be funded by Sandstorm’s working capital. Any Common Shares acquired by the Company under the new NCIB will be cancelled. Sandstorm’s average daily trading volume on the TSX during the last six calendar months was 414,508 Common Shares. Subject to the Company’s ability to make block purchases, daily purchases on the TSX under the new NCIB will not exceed 73,110 Common Shares, being the daily limit from the previous NCIB. The maximum number of Common Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

From May 2024 up to and including March 21, 2025, the Company has purchased 4,830,919 Common Shares pursuant to its previous NCIB at a volume-weighted average price of approximately C$8.18 per common share on the TSX and alternative Canadian trading systems and approximately US$5.96 per common share on the NYSE and alternative US trading systems.

Automatic Share Purchase Plan

Coinciding with the commencement of the new NCIB, the Company has renewed its ASPP with its designated broker to facilitate the purchase of the Company’s Common Shares under the new NCIB. The new ASPP will facilitate purchases under the new NCIB at times when the Company would ordinarily not be permitted to make purchases, whether due to regulatory restriction or customary self-imposed blackout periods.

The Company believes that, at times, the market price of its Common Shares may not fully reflect their intrinsic value, and repurchasing Common Shares under the NCIB represents a strategic use of available capital compared to other investment opportunities. The Common Share purchases will be conducted by the Company’s broker in accordance with the terms of the new ASPP, at its sole discretion and based on pre-established parameters to be provided by the Company, including, but not limited to: the term, price, and volume of Common Shares to be purchased.

The new ASPP provides for the purchase of up to 15.0 million of the Common Shares and purchases made under the new ASPP must comply with TSX rules and will count towards the limit set by the new NCIB. The new ASPP has been pre-cleared by the TSX and purchases will take effect on March 27, 2025, and will remain active for the duration of the new NCIB unless terminated in accordance with the ASPP. The broker will not commence purchases under the ASPP until the Company provides pre-established parameters. In connection with the new ASPP, the Company terminated its existing ASPP. At the time of termination of the ASPP and currently, the Company is not in possession of any material undisclosed information in relation to the Company. All purchases under the new ASPP will be executed on the open market through the facilities of the TSX or alternative Canadian trading systems.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Nolan Watson	Mark Klausen
President & CEO	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of over 230 royalties, of which 41 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to: statements with respect to Sandstorm’s NCIB and ASPP and the number of Common Shares that may be purchased under the NCIB—the implementation of the ASPP is subject to various factors, including but not limited to, prevailing market conditions, the Company’s financial position, and its assessment of the best use of available resources. As such, there is no assurance that purchases will occur under the ASPP or NCIB, and the Company reserves the right to modify, suspend, or terminate the ASPP at its discretion, in compliance with applicable securities laws and regulatory requirements; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2024 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.